

Wow! That was really Incredible.

Dear Composters,

Our Grand Opening last Friday was truly one of the most beautiful moments in the history of Blue Earth Compost. Seeing our community gathered around us to celebrate and support our growth as well as our vision for the future made us feel so loved. Your participation in person and virtually was so meaningful.

In case you missed it, we were joined by Mayor Luke Bronin, Commissioner of DEEP Katie Scharf Dykes, and Senator Blumenthal. We unveiled our brand new electric collection vehicle to the world and highlighted some of our wonderful customers through tastings and a raffle.

In addition, we launched our Community Round. We're raising $500k in equity from our community to build Blue Earth Compost into the company that will meet the needs of the future of waste in our state. A Community Round is a limited time opportunity for people and organizations to become owners in Blue Earth Compost for as little as $100.

We have a vision of developing compost sites, increasing curbside compost collection for all, and multiplying our commercial services. We'll be talking a lot about this in the coming weeks and months. If this is a future that you want to see happen, please consider investing in Blue Earth or pass it on to someone that you think would be interested.

Thank you for helping us to close the loop on food waste!
Alex, Sam, Sherrod, Rachael, Amanda, Josh, Angel, Austin, and Kevin

